UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549
                  ----------------------------

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES

                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934



               Games On Demand International,Inc.
         ----------------------------------------------
         (Name of Small Business Issuer in its Charter)


              Delaware
     -------------------------------             --------------------
     (State or other jurisdiction of               (I.R.S. Employer
     incorporation or organization)               Identification No.)


            ----------------------------------------
            (Address of principal executive offices)

                   Issuer's telephone number:
                                             --------------------

   Securities to be registered under Section 12(b) of the Act:

                                           Name of Each Exchange on which
Title of Each Class to be so Registered    Each Class is to be Registered
---------------------------------------    ------------------------------

          None                                          None

   Securities to be registered under Section 12(g) of the Act

                          COMMON STOCK
                        ----------------
                        (Title of Class)

                        TABLE OF CONTENTS

                                                                     PAGE
PART I
Item 1.   Description of Business . . . . . . . . . . . . . . . . . .  3
Item 2.   Management's Discussion and Analysis  . . . . . . . . . . .  24
Item 3.   Description of Property . . . . . . . . . . . . . . . . . .  26
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management     . . . . . . . .. . . . . . . . . . . . . . .  26
Item 5.   Directors and Executive Officers, Promoters and Control
          Persons    . . . . . . . . . .  . . . . . . . . . . . . . .  27
Item 6.   Executive Compensation  . . . . . . . . . . . . . . . . . .  28
Item 7.   Certain Relationships and Related Transactions  . . . . . .  29
Item 8.   Description of Securities  . .  . . . . . . . . . . . . . .  29


PART II
Item 1.   Market for Common Equity and Related Stockholder Matters. .  34
Item 2.   Legal Proceedings   . . . . . . . . . . . . . . . . . . . .  35
Item 3.   Changes in and Disagreements with Accountants . . . . . . .  35
Item 4.   Recent Sales of Unregistered Securities   . . . . . . . . .  35
Item 5.   Indemnification of Directors and Officers . . . . . . . . .  35


PART F/S
          Financial Statements . . . . . . . . . . .. . . . . . . . . 36


PART III
Item 1.   Index of Exhibits . . . . . . . . . . . . . . . . . . . . . 37

SIGNATURES    . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37

ITEM 1.  DESCRIPTION OF BUSINESS

Brief Description

Games on Demand International, Inc., a Delaware corporation (hereafter referred to as Games on Demand or the "Company") was incorporated on May 31, 2000, as Hygenitek, Inc. Hygenitek, Inc. was originally formed to develop, manufacture and market a patented device that would sterilize water for lubricating dentist drills. The procedure was to use ozone gas and simultaneously sterilize the airflow through the drill as well as the surrounding operating area. Since management was unable to agree on the division of shares and ownership of patented rights, the project was stalled and subsequently discontinued. Business activity in Hygenitek, Inc. was limited to administrative and incorporation matters and activity related to preparation for filing with the United States Securities and Exchange Commission
(SEC). The Company remained dormant until Articles of Amendment were filed for a name change to Games on Demand International, Inc. on February 8, 2005. The Company incurred no cost upon terminating its previous business.

Our History

Games on Demand is organizing to acquire the rights to an innovative Internet based computer games facility for competitive gaming from Games on Demand (Australia) Pty Ltd. located in Perth. Games On Demand (Australia) Pty Ltd. is a regulations-compliant corporation registered with the Australian Securities and Investment Commission under Australian Company Registration Number (ACN) 105 421 743. The gaming facility is accompanied by the incentive for players to win large prizes. This encrypted software and strong server presence will set the stage for fast, bug-free gaming. Our Company, Games on Demand was incorporated under the laws of the state of Delaware as Hygenitek, Inc. on May 31, 2000. The Company became dormant once its originally intended business of manufacturing a sterilizing procedure for dental operations was discontinued.

Hygenitek, Inc. was formed by NatQuote Financial Inc. (NatQuote), a publicly traded company on the OTC Bulletin Board. Hygenitek, Inc. was to be independent of NatQuote conducting its own business. On May 31, 2000, when the Company was incorporated, NatQuote transferred ownership to its shareholders by declaring a stock dividend of one common share of our Company for each thirty common shares held by the shareholders of NatQuote. 17,950,000 common shares were distributed as follows: a total of 5,000,000 common shares were issued to all majority and minority shareholders of record 3,000,000 of which were issued to Paul Hines in consideration for business development and administrative functions. The remaining 12,950,000 were issued to Ship Island Investments, in trust, for corporate organization. This distribution was recorded in May 2002.

On February 8, 2005, in a corporate reorganization, Hygenitek, Inc. changed its name to Games on Demand International, Inc. At the same time, 12,950,000 common shares owned by Ship Island Investments were returned to treasury for cancellation and 15,000,000 performance, non-participating, preference shares were issued. The 15,000,000 preference shares were issued to Ship Island Investments, in trust, for re-organizational purposes. Preference shares are convertible to common based on a performance formula - a formula determined by the Board of Directors and tied to our Company's future sales. Details of the conversion are found under Description of Securities, Item 8. Our Company has never made application to trade its securities nor has any market for our stock ever been developed.

Plan Of Operation

Our Company is in the process of acquiring the rights to gaming technology which will enable us to develop, upgrade and support Internet based games and software. Our business structure will support visual entertainment and gaming. This gaming facility is designed for online game players and is limited exclusively to online video game-play. Our primary objective is therefore to ensure that game speeds are regularly fast and our range of games remains contemporary.

For a fee, our site could be adopted by internet service providers. Potential exists for revenues from across North American, within the Australian region, particularly, and in the outer global market. As part of our operation, we will develop alliances and make acquisitions in order to advance beyond the competition so as to increase profitability. Further, we will be engaged in researching local and international markets, to assess competition and the demand for our product.

Paramount to the commercial adoption of Internet software is the security of commerce and information exchange. This is a regulatory requirement of Internet gaming. To this end, our Company's gaming facility includes protocols for security and communications, and financial transaction software. Such protocols employ state-of-the-art encryption technology for privacy, ease of use, and real time banking for the licensees. Also, access is limited to those eligible by age, credit status and residence.

Operational strategies

Our business model offers a varied selection of online computer games to a wide paying membership, and we rely on publicly accessible gaming statistics such as the following.

Gaming Facts:

  *    41% of Americans were playing internet games in 2004 [1]
  *    Only the Internet itself is growing faster
  * Bigger than DVD/taped movie rentals (estimated US$21.6 billion in 2003) [2]
  *    Revenue six times Hollywood box office [3]

Who Plays Online Games?

  *    Gender: 58.1% male - 41.9% female [4]
  *    Age: 44.6% 36+ years - 45.4% below age 36 [5]

---------------------------------
[1] IDSA survey
[2] IMdb.com
[3] Screen International
[4] IDSA survey
[5] IDSA survey

Our games platform will be upgradeable within or outside the Queen Victoria location in Perth, Australia. Presently, the site can cater to thousands of online users globally. Any increases in gaming activity will not squeeze ISP bandwidths as players will be relayed to the site in Perth, Australia. Acquired expertise in software development will be used to launch several applications into market.

Features that are likely to be of keen interest to avid online games include:

  *    Online Competitions
  *    Major Cash Prizes based on skill
  *    Unique games application
  *    Championship Ladders
  *    Large games selection
  *    Exclusive games network
  *    XBOX and Playstation 2 online gaming

Online competitions

A major feature for Gamers is that they can compete for prizes by engaging in online gaming competitions where they can track their progress on game-specific leaderboards, with prizes awarded monthly. Bi-annual online gaming competitions and annual competitions will be held, offering further substantial prizes.

Place-getters could win new high-end mainboards, the latest graphics or sound cards, speaker systems, games, and even better -- cash. Players would also be given the opportunity to represent their State in national Games on Demand play-Offs. We expect these features will form the magnet of attraction for gamers to subscribe.

Games On Demand (Australia) Pty Ltd. is currently in negotiations with a major international games developer/publisher to host an A$10,000 online games competition in Australia, with one of the most anticipated game releases. This competition will coincide with Games on Demand (Australia) Pty Ltd's official launch in Australia in mid-2005.

Major cash prizes based on skill

The availability of cash prizes is an important attraction to gamers. The contests will aim for the richest bonanzas anywhere in online game-play competition.

These exciting competitions will be held exclusively for our Premium members at both retail and wholesale levels.

The potential of holding a competition with a prize pool of A$1,000,000 is feasible with the marketing strategies in place, especially through a wholesale market.

Unique games application

Games On Demand is acquiring developed games applications for members, which allows them instant access to an entire online games network.

Included amongst the many features, members can easily find the servers they wish to access for all of their compatible games. It should be noted that members must have the game installed on their machine before they can play.

Our system will quickly identify the games installed on members' machines and display the available games servers on the network.

One click on the member's game of choice and our application will launch the game, connect to the server and start recording game performance/statistics. Other features include: free web games, internet browser, games news and patches (file updates). Upcoming features will include: email, voice communication, instant messaging, MP3 player, Buddy system, and Invite2Game, amongst others.

Championship ladders

Games on Demand will log all player in-game statistics for our competitions. This will be utilized for automatic placement in the Championship Ladders.

Players will be able to track their progress and rankings  across many  different games. If they top the ladder at the end  of  the
month  they  could win a prize due to their skills.   This  could
include cash.

The recording of player statistics will be utilized in a marketing concept related to team (clan) based leagues.

Large games selection

One of the great benefits of the Games On Demand membership is that members can vote or request which games servers they would like to see on our network. Some of the games already hosted by Games on Demand (Australia) Pty Ltd. are: Halo, Battlefield 1942, Battlefield Vietnam, Call of Duty, Call of Duty United Offense, Unreal Tournament 2004, Quake III, America's Army, Counterstrike
-  Source, Counterstrike (X Box), Half-life 2 DM, Jedi Knight II:
Outcast, Jedi Academy, Tribes 2, Medal of Honor AA, Medal of Honor SH, Enemy Territory, Enemy Territory Fortress, Star Wars Battlefront (Playstation 2), and V8 Challenge

Exclusive games network

Games On Demand members will have exclusive access to our online games network. This access can only be achieved through the use of our proprietary games application. This, along with monitoring games servers, will reduce the amount of cheating/hacking and unacceptable behavior that contributes to dissatisfaction on public servers.

XBOX and Playstation 2 online gaming

Games On Demand will have the ability to host some Console (X-BOX and Playstation2) games online through a third party application. We will be able to host certain console games as well as display player-hosted games. As indicated above, Counterstrike is already being hosted for X Box as well as Star Wars Battlefront for Playstation 2. We will have the only Australian server dedicated to this application.

Games on Demand (Australia) Pty Ltd. has been working with the developers of this facility and have contributed ideas to make the system more robust. We have identified a way of utilizing this application in a unique way and will integrate these features into the proprietary Games-On-Demand system in the near future.

Industry Overview

Bill Gates, Chairman of Microsoft Corp., said June 29th, 2003, on 60 Minutes: "This is business that's bigger than the movie industry . games are getting more realistic, but the key is that you have to bring that level of realism to a point where people forget they're playing a game. And the chips got good enough that we said we could come in and take gaming to a new level."

The online game market in China, for example, has the potential to post revenue of 9.3 billion yuan (US$1.1 billion) by 2006, up from the current 1.3 billion yuan, Xinhua news agency has reported.

Video game play

Games allow people to enjoy each other's company while having a good laugh at the same time. They excite the competitive spirit.

Games have been with us since the dawn of time. Whether with sticks and stones, marbles or cardboard, games have always been greatly enjoyed. However, with the 80's came home computers and an ever quickening growth in the number of software video games of all kinds, from Ping Pong to Space Invaders, Pacman, Solitaire and Backgammon. Indeed, computer video games are simply modern enhancements of age-old game concepts now embodied in an electronic visual form.

The  Internet enabled us to enter an entirely new games dimension
- online video gaming. Everyday people are now able to play games against each other on the Internet, from anywhere in the world. They meet online, set up a game and play. This could be four strangers playing Mahjong, or sixty competitors from different countries battling it out with guns, grenades, jeeps, trucks, planes and aircraft carriers in a bestselling game like `Battlefield'.

Now in 2005 and with the vastly increasing power of home PCs, video game software has reached another level of sophistication.
Game characters have fast become virtually lifelike in look and movement, and the genre's popularity has soared.

In summary, the development of powerful computers, sophisticated graphics, and interactivity - where the player is actually in the game, participating with others and determining the outcome -- are amongst the key ingredients behind a new wave of interest in video games.

Games On Demand is organizing to target this new wave by providing a faster more reliable means of playing video games via the Internet.

Game boom

Multi-player online video game-play has boomed in the last five years and is now the fastest growing segment of both the Entertainment and IT industries. "Financially, new video game releases are easily out-grossing Hollywood blockbusters." (Source
- Fortune Magazine, 2 September 2003).

In fact, this form of interactivity has fast become as essential as movies in the early part of the twentieth century and television in mid-century. According to the article by Peter Lewis entitled "The Biggest Game in Town" (Fortune Magazine's 2 September 2003 Issue) new computer games hitting the market already outdo Hollywood blockbusters by tens of millions of dollars in their first week or so of release.

Lewis goes on to explain:
"Though the global video gaming market was just US$28 billion in 2002, some people think it's on track to rival the movie, music, or television industries, perhaps by the end of this decade . some 250,000 already pay US$10 per month and spend an average of 20 hours a week wandering around in a virtual world called EverQuest."

Actually, since the article was written new figures indicate that some 550,000 copies of Everquest have now been sold (source; PC
Gamer.com, November 2004).

Computer video games now generate more cash then movie box offices and research indicates that there are now over fifty million computer video gamers competing online at any one time. (source - Australian Financial Review article 20 March 03, "Big players take games seriously" by Emma Connors).

Online multi-player video game-play is not mere passive viewing such as with movies or television. Multi-player gaming is interactive - gamers can participate, take sides, play a role and determine the outcome and gamers can choose the level of involvement they wish to have.

Online video games offer something for every member of the family, no matter how young or old and modern technology is ensuring that new and more sophisticated games are constantly entering the marketplace. This is why online multi-player video games are likely to remain popular.

Our Gaming facility has been developed against this background and is designed to cater for all types of people wishing to play video games by offering a range of the most up-to-date online video games.

Types of video games now available

As with games in general, there are many genres of online video game. These include sports games, shooters, simulators, role playing games and strategy games.

Examples of these games include the following:

1) Shooters: Broadly, these are the shoot-em-up's, but there is far more to it. For example, Battlefield 1942 allows troops to change a variety of weaponry, hop into tanks or trucks and drive them, fly planes, land on or sink aircraft carriers, etc.

2)   Racers:      These   games   cover   cars/motorbikes/skiing,
skateboarding, etc. An excellent example is "Need for Speed", a basic car racing game.

3) Role Playing Games (RPG):    You become a character in a game,
such as in "Neverwinter Knights", "Diablo" or, another variation on the RPG theme, "SIMS", featured on "60 Minutes" in 2004.

4) Simulation: Flight or car driving simulations, such as "Microsoft Flight Simulator".

5) Strategy: "Warcraft III" and "Command and Conquer" are examples where you control armies. There are numerous materiel and logistical problems to overcome, such as food provisions, establishing bases and so on, as well as battling and defeating your enemies.

6)  Sports:    Football, tennis, basketball, and many others  are
embraced within this popular spectrum of entertainment: "FIFA" for soccer, "NBA Live - 2004" for basketball, "Tiger Woods-2004" for golfers, and "NHL 2004" for hockey enthusiasts.

Our facility will offer a large array of online video games in most of these categories and will work to implement games from all genres. For those interested in obtaining a comprehensive list of the games currently available at Games on Demand (Australia) Pty Ltd., we encourage readers to visit the website www.gamesondemand.com.au.

Trend towards game competitions

Until recently, video game competitions were only conducted off-line at `LAN Bashes.' These can involve literally hundreds of gamers bringing their computers to a venue, e.g.: a neighbourhood indoor basketball court, hall or even stadium, and connecting up to a computer server. In this way they form a Local Area Network and can compete in a structured competition, sometimes lasting for an entire weekend or longer.

Korea, the United States and some other countries have long conducted LAN Bashes but only recently have any competitions occurred online. Then, in 2004 EA Games, the world's largest games developer, launched its online multi-player video game "Battlefield: Vietnam". It conducted an online competition as a promotional tool with a prize pool of US $6,000.

Our Company recognizes that an online games competition, where avid gamers can compete for cash and other prizes, would be popular with online gamers. The result of EA Games' success and several recent successes with similar promotions has confirmed that belief.

A newly developed feature of our facility is that online gamers can play their game of choice and at the same time participate in competitions for prizes including cash. All Members can now compete at different levels according to ability, whilst tracking their progress on pop-up game-specific leaderboards which display comprehensive game and player statistics.

We anticipate that game competitions and prize pools will be an attractive feature for potential members.

Competition

Marketing activity beyond minor offline LAN (local area network) competitions is not yet fully established. Occasional prize money offers of a few thousand dollars can be found in the USA and marginally more in Korea of about US$20,000 per LAN competition. The strategy of a web-based "gigantic prize pool" is almost nonexistent, as can be said for instant online leader board tracking. We believe that our proprietary "two-clicks-and-you're-in" client application software may be unique.

The nature of the marketplace suggests that competitors would try to reverse-engineer this software. In the short term at least, though, commercially acceptable execution is unlikely. For now, these solutions are not competitive.

Advantage

  *    Gaming is fast becoming an accepted form of entertainment
  *    Games-On-Demand has a dedicated ISP site and network
  * Other `games' servers (ISP's) can be cluttered and slow because of their multiple functionality
  * Our Company will sponsor road shows underwritten by suppliers
  *    Our Company will be able to attract free publicity
  * An ageing population of Baby Boomers (a third of the world's population with two-thirds of its spending capacity)
  *    Our Company will be the provider of a gigantic prize pool
  * Income from computer repair under license and games loading for clients
  * Lack of infrastructure in Laos, Cambodia, China and Vietnam, hence no competitive threat at this point
  * The nature of the industry is to use borrowed funds, with the incumbent repayment schedule. Equity capital tends to be more flexible.
  *    Demand has risen considerably for content and exceeds supply
  * The capital-intensive nature of the industry precludes the proliferation of startups

Our Company will target the secondary market in retail and direct sales outlets. We believe that such entry will enable us to penetrate global markets. In this regard, Games on Demand (Australia) Pty Ltd. has initiated discussions with several companies.

Market

The market is broken down into two categories:

  * Local - We intend to make our gaming facility readily available to gamers all across the United States.

  * In Australia where we will develop a major operation, there are no companies in the advanced stages of online gaming. This will be our test base to determine the best marketing strategy.

  * International - An oligopoly is forming of which we intend to be one of the leading games system providers.

The market is open and available to those who can apply corporate skills to the fantasy of computer-generated characters.

Market niche

A major problem for every Internet Service Provider (ISP) is the cost of providing the capacity to handle the huge amount of data that flows through its connection to the Internet.

The amount of data that is capable of flowing through an ISP's connection is called "bandwidth". The more data that customers require the more bandwidth the ISP needs to service those requirements. However, bandwidth is expensive and ISPs are continually looking for some means to minimize the amount of bandwidth they require.

There is little that ISPs can do to stem the growth in customer demand for more and more data that has occurred as a result of technological advancement and increasing customer sophistication. Modern customers now assume that their ISP will provide email facilities, file downloads, website access, music downloads and online video streaming, all of which place pressure on an ISP's limited bandwidth. Increasing numbers of customers wishing to engage in online multi-player video games is also significantly increasing the pressure on ISPs for more and more bandwidth.

Technical issues (a): Gaming speed

Before  now, online gamers have relied on ISPs to allocate  their sparse resources. ISP's in general have had far too much usual traffic, such as emails, file downloads, browsing the net, and so forth, to be concerned with servicing gamers efficiently, let alone optimally. Consequently, gamers can be in the middle of a vital stage in their game and be subject to unacceptable slowdowns or, in the case of private hosting, sudden disconnection altogether.

Additionally, gamers want input for the games they play and sufficient numbers of players available to compete. Whilst one or two players may suffice for a few games, many players are necessary for the majority of the most popular multi-player games. Our centralized, dedicated network will ensure that gamers have plenty of opponents or partners. This will ensure product loyalty and continued subscriptions.

Technical issue (b): Bandwidth

The other major cost to ISP's is handling the data flow through its connection to the Internet described earlier as "bandwidth". Whatever flows in or out of an ISP computer to the Internet becomes an expense. Emails, downloaded files, websites viewed, music played and videos streamed, all form part of these expenses. The data is referred to as `network traffic'. Online gaming requires a large percentage of traffic and therefore cost for an ISP.

Most ISPs tend to manage their bandwidth costs by limiting the amount of bandwidth they provide to their customers. Thus, at peak times, ISP networks tend to slow down for all customers and data download limits and disconnections can result. This slowing can cause frustration to ISP customers. When online gaming is prevalent within an ISP's network, it further slows down the speed of all existing users accessing the Internet at that time since ISPs have only a certain amount of bandwidth to share. Users assume the ISP is slow and may decide to change to another service provider.

In summary, for online gamers speed is all important and so the limits an ISP imposes on its customers can be very frustrating. Limited bandwidth, particularly at peak times causes network congestion which can ultimately lead to jerkiness and freezing of a game, making it difficult to play. In some cases games can become unplayable.

Also, ISPs that service a variety of business and domestic customers usually do not accord a high priority to the maintenance of their game servers. This can be very important to gamers as an ISP's failure to regularly adjust their server configurations to meet ebbs and flows in demand can result in the performance and reliability of the game server being poor or outdated, even if the ISP has sufficient bandwidth to handle peaks in demand. Typically, the reliability of game servers operated by ISPs who do not focus on their games network tends to be poor and leads to gamer frustration.

Ideally, a game server should be actively monitored by a technician at all times and adjusted to ensure that the game server has the resources to process game data quickly, thus ensuring minimum delay `lag' to online gamers. The technician should also see to the upgrade and expansion of the bandwidth available to the game server, so as to cater to increased customer numbers during peak times. However, because ISPs tend to have a variety of customer types, all of whom have competing priorities, online gamers are rarely offered the luxury of such monitoring services. Our facility is able to provide fast connection and game servers with varied content. The situation will be constantly monitored by technicians to reduce slowdown
(lag) and avoid disconnection.

Basis for growth

The growth of our Company will depend on:

  * Being able to take advantage of the accelerating market through our services
  *    Competitors not having an equivalent product or platform
  * Sustaining the technical gap through products and procedures as yet not available on the open market
  * Working with subcontractors in order to promote demand for the product
  *    Expanding through global contacts

Market Size

A popular game, Counterstrike, accounts for 3.3 billion minutes of online playing time per day. There are more than 50 Million "gamers" currently competing online. By 2006 this figure could become 114 million according to the Online Game Market 2002 report from DFC Intelligence. In April, 2004, DFC forecasted 44% revenue growth by 2008 for the video game and interactive entertainment industry. The worldwide market for video games and interactive entertainment will grow from $23.2 billion in 2003 to $33.4 billion in 2008, the marketing information firm said.

Advertising

A feature of our advertising campaign will be a strong focus on games competitions which will offer the opportunity to win cash prizes of up to $6,000. We intend to build our membership and reputation through such regular organized contests.

There are two planned contests: one monthly within each company's own individual membership, and the "Open" tournament held every six months.

1.    Games  On Demand will contribute US$1 for each  member  per
month  into  an  internal membership prize pool.   If  there  are
10,000 participants the Company will pay out US$10,000 every month.

2. For the six monthly open tournaments amongst all members a further US$2 per member per month will accrue. On a 50,000 player per month average, the prize will be US$600,000 for each competition or US$1.2 million annually, split 1st, 2nd & 3rd on a ratio of 70:20:10 respectively.

Individual company or combined company/player funded contests

A company may elect to sponsor partly or wholly its own Competition programs if it wishes to, whereby its particular members compete weekly, monthly, quarterly, bi-annually or annually. Players may participate via an optional entry fee. The company sets the rules; our Company administers the contest/s, declares winners based on those rules and pays the winners.

Games will be voted on by the members to ensure the right game is chosen for the competitions and is wanted by the members. There will be many games to choose from, with many coming from different genres of game play: 1st person shooters, 3rd person shooters, Role Playing Games, Strategy, Racing, Sports, Flight Simulator and so forth.

Financing Strategy

During these initial months of operation, capital expenditure will be concentrated in marketing and include but not be limited to the preparation of materials such as brochures, production books and international reference materials. At this stage, all necessary funding is being advanced by our management.

Employees

Currently, our Company has one officer and director who devotes his time and expertise to conducting the affairs of our Company on an as needed basis.

Legal Proceedings

We are not a party to any litigation or governmental proceedings that we believe would result in any judgments or fines that would have a material adverse effect on our Company.

Forward-Looking Statements

We  caution  you that this registration is based upon  estimates, projections  or  other  "forward-looking statements".  The  words
"believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements including any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward looking statements include the following risk factors. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this registration or to reflect the occurrence of unanticipated events.


RISK FACTORS

In   addition   to  the  other  information  included   in   this
registration statement, you should be aware of the following risk factors in connection with our business and ownership of our shares.

Risks Related To Operations

No operating history could lead to unforeseen exposure
------------------------------------------------------

We are a development stage software company which is primarily involved in the development and marketing of Internet-based games. As a new company, we do not have a historical record of sales and revenues nor an established business track record.

Unanticipated problems, expenses and delays are frequently encountered in ramping up sales and developing new products. Our ability to successfully develop, produce and sell our games and any future software products and to eventually generate operating revenues will depend on our ability to, among other things:

   * successfully develop and market our internet games in the international market where we have limited experience;
   * successfully enhance our system to keep pace with changes in technology and changes demanded by users of our products;
   *   attract, retain and motivate qualified personnel and
   * obtain the necessary financing to implement our business plan

Our Company's operations are subject to all the risks inherent in the establishment of any new enterprise. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business.

Changes in internet and communications technologies could  reduce our ability to realize our objectives
-----------------------------------------------------------------

Internet based industries in general and the Internet based games industry in particular, are subject to rapid changes arising from new technological developments and evolving industry standards.
Our Company's success will depend heavily on its continuing ability to develop and introduce enhancements to its existing software and new software or related products that meet changing markets for on-line games. We will constantly be required to commit significant resources to continued research and development in order to remain competitive. We cannot provide assurance that our technology and processes will remain at the forefront of technology even with significant additional capital investment and continued research and development. The rapidly changing nature of these technologies and their markets makes it difficult to predict if our company will be able to obtain or maintain an adequate market share.

Performance failures and delays could cost us memberships
---------------------------------------------------------

There is a risk that the response times provided by our Company may be adversely affected if we do not have in place the necessary hardware or bandwidth to service our gamer customers. We intend to constantly monitor growth in the number of gamer customers and line speeds and expand our hardware and bandwidth in advance of any likely adverse affect on response times.

There can be no guarantee that we will always be able to anticipate the level of growth in gamer customers or that the necessary hardware and additional bandwidth required to service a rapidly growing customer base will always be available when required. Thus, there is some concern that the response times provided by our Company may not always meet the expectations of our gamer customers.

Failure to keep pace with enhancements may render us non-
competitive
---------------------------------------------------------

Our Company may have to change and improve its products and/or services in response to customer requirements, changes to operating systems, application and networking software, computer and communications hardware, and the emergence of competitive services or technology. We cannot ensure that we will be able to complete product enhancements or bring new services to market in a timely manner.

Product development and enhancements may not yield positive
results
-----------------------------------------------------------

The personal computer software industry continues to undergo rapid technological change, requiring a continuous high level of enhancement of existing products and development of new products. Our future financial performance will depend in part on the successful development, completion, and introduction of new game products, and on enhanced versions of existing products, and customer acceptance of those products. In the future, there is no assurance that we will not encounter difficulties that could delay or prevent the successful development of, or marketing of, new products and/or enhancements of existing products. There also can be no assurance that such products will yield positive results or that such results can be obtained on a timely basis or without the expenditure of substantial funds.

Effective growth management is essential to our future business results
---------------------------------------------------------------

As we move ahead with the development of our internet games, we expect to experience significant and rapid growth in the scope and complexity of our business over the next several years. This anticipated growth will likely place a significant strain on our management and operations. To manage this growth effectively, we will need to continue to implement and to improve our operational systems and attract, hire, and retain additional skilled personnel. We will also need to use our financial resources for operational needs in a cost-effective and efficient manner. The failure to develop and implement effective systems or to hire and retain sufficient personnel to perform the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our financial condition and ultimate success.

Failure to establish and stabilize sales would reduce operating forecasts
---------------------------------------------------------------

We expect that a substantial portion, if not all, of our future revenue will be derived from engagement in our online games. We expect that this product and its extensions and derivatives will account for a majority, if not all, of our revenue for the foreseeable future. Broad market acceptance of this system is, therefore, critical to our future success and our ability to generate revenues. Failure to achieve broad market acceptance of this system, as a result of competition, technological change, or otherwise, would weaken our projections on success. Our future financial performance will depend primarily on the successful introduction and market acceptance of our internet games, and on the development, introduction and market acceptance of any future enhancements. There can be no assurance that we will be successful in marketing our internet games, any new software programs, applications or enhancements.

Inability to hire qualified employees would limit our ability to expand
----------------------------------------------------------------

We believe that the future success of the Company will depend, in part, on our ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel. Competition for qualified technical and managerial personnel in the software industry is intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. If we are unable to hire and retain technical, sales and marketing and operational personnel, it could postpone product release schedules and adversely affect our ability to generate revenue. The failure to attract, integrate, motivate and retain these employees could retard our business.

Our operation is dependent on our sole officer and director
-----------------------------------------------------------

We are highly dependent upon our officer and director who manages all of our Company's activities. We depend upon his skills, talents, and abilities to implement our business plan. We may find, however, that from time to time he is unable to devote his full-time attention to specific areas of our business which could result in delays to the implementation of our business plan. Furthermore, if he were unable or unwilling to continue his office it would seriously affect our operations. There can be no assurance that we would be able to find a suitable replacement if we were to lose his services.

Our officer and director is not a resident of the United States and therefore access to him may be difficult for Americans
---------------------------------------------------------------

Our officer and director resides in Canada and manages our company's affairs from 120 Eglinton Avenue East, Toronto, Ontario, Canada. Effecting service of process on him could prove difficult for any participant in or shareholder of our Company.

Control by principal stockholders, officers and directors could prevent change in control of our Company
---------------------------------------------------------------

Our principal stockholder, Ship Island Investments, owns 93% of our Company's issued common stock, and 100% of its issued preferred shares. As a result, Ship Island has the ability to control our Company and direct its affairs and business. Ship Island Investments is owned, controlled and directed by Paul Hines, our Company's sole officer and director. Further details on this issue can be found in the section titled "Security Ownership of Certain Beneficial Owners and Management".

Indemnification of officers and directors could be costly to our
Company
----------------------------------------------------------------

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay our Company, therefore, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will be unable to recoup.

Director's limited liability may limit right of action against our directors
--------------------------------------------------------------

Our Bylaws exclude personal liability of our director and stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, our Company will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

Lack of employment agreements could lead to lack of continuity in management
-----------------------------------------------------------------

We do not have an employment agreement with our officer and director, and as a result, there is no assurance that he will continue to manage our Company in the future. Although a decision to resign is not likely to occur at this time, he can resign at anytime without the vote or consent of our stockholders.

Risks Related To External Environment

Projected success is heavily based on our assumptions regarding communications technology
---------------------------------------------------------------


Our Company has formulated its business plans and strategies based on certain assumptions regarding the size and growth of the Internet and other network and technology markets, the market for online games and products, and the Company's anticipated share of the market and perceived competitive advantages, as well as the estimated price and acceptance of its products. Our assumptions are based upon speaking with present and potential technology partners and potential customers, and these assumptions represent our best estimates. We could be wrong as to the market size and growth, its potential market share, its product pricing, its product acceptance, or a variety of other assumptions. Ultimately, our Company's success depends on its ability to effectively execute its business plan and many outside factors, some or or all of which we may not be able to predict.

In short, the Internet and network industries and related technologies change rapidly, making our ability to change quickly and adjust product and marketing strategies at any time very important to our Company's survival, particularly in the long term. Some of the outside factors which may affect our business include changes in the communications and data transmission industries, technological advances or product obsolescence, increased levels of competition including the entry of additional competitors, changes in general worldwide economic conditions, increases in operating costs including supplies, personnel and equipment, and foreign regulation changes.

The gaming market is open to competitors whose product(s),
without notice, could significantly diminish our operation
----------------------------------------------------------

The personal computer software market is highly competitive and has been subject to rapid change, which is expected to continue. There are no significant barriers to entry for a competitor in the online gaming business. Certain computer manufacturers may devote significant resources to creating software, directly competitive with products of our Company. There is no assurance that they cannot develop a similar or identical or superior game and launch it before us in the market. We may also be competing against existing and new companies that have financial, marketing, and technological resources far in excess of ours. In the event that we are not able to successfully compete against such companies it could have a material adverse effect upon our business, results of operations and financial condition.

Competitor activity and new releases may slow or cancel demand for any one of our products
--------------------------------------------------------------

Competitors may announce enhancements to existing products or services or new products or services embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives than our Company's products and services. The introduction of such enhancements or new products and services could render the Company's products or services obsolete and not marketable. The Company cannot provide assurance that the announcement or introduction of new products or services by a competitor or any change in industry standards will not cause customers to defer or cancel the use of the Company's products or services.

Furthermore, introduction of products or services with reliability or quality problems could result in reduced orders and additional development and service costs. Conversely, the failure to introduce a new product, service, or product enhancement on a timely basis could delay or hinder market acceptance. Any of these events could have a material adverse effect on the Company's overall business, operating results, and financial condition.

Industry  regulators could affect our ability to establish
ourselves in the marketplace
----------------------------------------------------------

The industries in which our Company operates entail commercial risks that could adversely affect our profitability, including, competition for clients, miscalculation of operating costs, the failure of other parties to fulfill contractual obligations and other contingencies. Further, these industries may be affected by deflation or inflation, employment and wage level changes (including labor shortages), changes in local markets or economic conditions, changes in client tastes and changes in governmental regulations (including health codes and wage and price controls) and a potential U.S. ban on Internet gambling.

Further,  the applicability to the Internet of existing  laws  in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights of publicity, language requirements and content restrictions, is uncertain and could expose our Company to substantial liability. We cannot predict the extent to which Internet lotteries or the general gaming industry will become subject to direct regulation by any governmental agency.

Government regulatory requirements may significantly restrict ongoing and projected operations
-------------------------------------------------------------

Our Company, its operations, products and services are all subject to regulations set forth by various federal, state and local regulatory agencies. We will take measures to ensure our compliance with all such regulations as promulgated by these agencies from time to time.

As our business expands, however, we may be subject to any existing or future governmental regulation associated with the Internet. There are currently few laws and regulations directly applicable. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The growth of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional financial burdens on us. Federal and state tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes.

Government imposed pricing of internet use could significantly reduce impending or forecasted sales
--------------------------------------------------------------

Some governments have been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance telephone carriers. The adoption of any such laws or regulations could affect the costs of communicating on the Internet and adversely affect the growth in use of the Internet, or decrease the acceptance of the Internet as a communications and commercial medium, which could in turn decrease the demand for our games or otherwise have a material adverse effect on our financial condition.

We may be hampered by business restrictions in foreign
jurisdictions
------------------------------------------------------

Since our products would be accessible worldwide and we facilitate customers worldwide to play online, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to certain taxes and penalties and could result in our inability to enforce contracts in such jurisdictions. Any such legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our expansion and establishing of international markets.

We may be subject to costly infringement claims related to
intellectual property and proprietary rights
----------------------------------------------------------

We regard the protection of our copyrights, service marks, trademarks, and trade secrets as critical to our future success and, generally, we will enter into confidentiality agreements with our employees, consultants, clients, potential clients, and vendors and limit access to, and distribution of, our proprietary information. We regard our software games as proprietary and attempt to protect it with copyrights, trade secret laws, and internal nondisclosure safeguards.

Despite these restrictions, however, it may still be possible for competitors or users to copy aspects of our products or to obtain information which we regard as trade secrets. Computer software generally can be patented with some difficulty, and existing copyright laws afford only limited practical protection. Policing unauthorized use of such a broadly disseminated product as computer software is very complex, and software piracy can be expected to be persistent. These problems may be particularly acute in international markets.

Although we do not believe that our services and products infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of software applications and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, bring about software upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us if at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Force majeure

There are some risks that cannot be prevented by our Company or planned for which could impact upon our business. These risks include earthquakes, storm damage, sabotage, civil commotion, terrorism, disruption of the Internet by computer viruses and war. The Company will mitigate these risks by taking out appropriate insurance cover where reasonably possible, subject to it being cost-efficient to do so.


Risks Related To Our Stock

Failure to obtain listing of common stock could result in
illiquidity
---------------------------------------------------------

Our Company, whose stock is currently not traded, intends to list its common stock on the National Association of Securities Dealers OTC Bulletin Board. It is likely that the market price of our shares will bear little relationship to assets, earnings, book value, or other objective standards of worth. We do not know when the common stock will be approved for trading on the Bulletin Board and if it is approved for trading, that a viable trading market will develop. When and if trading develops, the market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     i) Our business profile may not fit the investment objectives of our shareholders, causing some of them to sell after they are able to trade the shares;

     ii) the potential absence of securities analysts covering our company and distributing research and investment recommendations about our company; and

     iii) Overall stock market fluctuations and economic conditions generally.

The realization of any of the risks described in these "Risk Factors" could have a significant and adverse affect on the market price of our common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

Lack of a public market for our common stock affects liquidity
--------------------------------------------------------------

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his or her investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Arbitrary determination of the offering price could result in overvaluation of our common stock
-------------------------------------------------------------

The initial selling price for our shares will be arbitrarily determined by our Board. It bears no relationship to our assets, book value or net worth, and should not be considered as an indication of the actual value of our Company.

Penny stock regulation

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq where current price and volume information with respect to transactions in such securities is provided by the exchange or trading system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are presently subject to the penny stock rules and, as a result, investors may find it more difficult to sell its securities.

Regulation of penny stocks could affect ability to sell our
common stock
-----------------------------------------------------------

Our Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Company's securities and also may affect the ability of purchasers in this registration to sell their securities in any market that might develop therefore. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of our Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of our Company in any market that might develop for them.

As long as the trading price of the common stock is less than $5.00 per share, the common stock will be subject to rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "1934 act"). Such a stock price could also cause the common stock to become subject to the SEC's "penny stock" rules and the securities enforcement and penny stock reform act of 1990.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Our shares may be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Such patterns include:

      i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

      ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

     iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

      iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers and

       v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our Company's management is aware of the abuses that have occurred historically in the penny stock market. Although our Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.

No foreseeable dividends could limit ability to sell our common stock
---------------------------------------------------------------

We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. Such lack of dividends could limit the ability to sell our common stock.

Issuance of additional shares by the Board of Directors without stockholder approval could cause dilution or other negative
incidence
---------------------------------------------------------------

Our Certificate of Incorporation authorizes the issuance of stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue stock with dividend, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. Although our Company has no present intention to issue additional stock, there can be no assurance that we will not do so in the future - see Item 8, "Description of Securities".

Trading trends could negatively influence price and volume of our stock
-----------------------------------------------------------------

Recently, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like ours.

The market price of the Company's common stock could fluctuate substantially due to a variety of factors, including market perception of its ability to achieve its planned growth, quarterly operating results of other Internet based gambling and casino software development companies, the trading volume in its Common Stock, changes in general conditions in the economy, the financial markets or other developments affecting the Company or its competitors. It is also possible that our Company's operating results will not meet the expectations of its public market analysts, which could have an adverse effect on the trading price of its common shares. Accordingly, the market price for the Company's common stock may fluctuate substantially.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION

The statements contained in this report on Form 10-SB which are not historical facts, including (without limitation) in particular, statements made in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement, including (without limitation) demand for services, the effect of economic conditions, the impact of competitive services, pricing, industry regulation, the continued availability of capital resources and financing and other risks set forth or incorporated herein and in our Securities and Exchange Commission filings. These statements may be identified by the use of terminology such as "believes", "expects", "may", "will", or "should", or "anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this registration statement should be read as being applicable to all related forward-looking statements wherever they appear. We are a development stage company with limited operations. We do not undertake to update any forward-looking statements that may be made from time to time by or on its behalf.

Overview

Our Company will develop an internet gaming facility focused on competitive gaming. Income from the internet site is projected at over US$6 million annually.

The Company is focused on exploiting opportunities arising from an increased interest in online multi-player video games. Ours is a new computer game system in development and over the next two years we intend to market this product internationally. Online competitions will be offered to gamers with substantial prize pools.

Our facility will be dedicated exclusively to video game play. This will address the problem of slow interactive responses that plague other systems. As it is now, business and domestic customers can cause total use surges that overload the broadband capability of internet service providers. This brings about a disappointing sluggishness in the video action for those gamers who are logged on concurrently. A better alternative would be to route the players through our technology where adjustments are made for such broadband demands.

Liquidity and capital resources

Our Company is in the development stage and has yet to experience significant changes in liquidity, capital resources or stockholders' equity. So far, the start-up costs of administration, marketing, corporate structuring and organization have been borne by our management.

Initially, we will license our system to internet service providers (ISPs) for a fee. It is anticipated, however, that online gamers and those who enter the gaming competitions for prizes will generate significant cash flow. Our licensing agreements will add to this activity. Our technology is capable of sustaining interactive speeds that will attract gamers worldwide. Our Company will continue to upgrade its equipment and software to meet future capacity demands in anticipation of increases. Management will collaborate with gaming clubs in Europe and elsewhere to attract new subscribers.

Our Company intends to carry out its operational plan as described in this registration statement. It cannot be predicted to what extent liquidity and capital resources will be affected by the development process. Capital gains may be depleted by operating losses.

Capitalization

At present, our Company does not have sufficient operational income to carry out its business plan. Future funding is crucial to the plan's full implementation.

The following table sets forth our capitalization as of February 28, 2005. You should read this table in conjunction with our financial statements, including the notes to our financial statements, which appear in Part F/S of this registration statement.

Stockholders' Equity (Deficit)                        ($1,650)
Common Stock: $.0001 par; 50,000,000 shares
  authorized; issued and outstanding
  - 5,000,000 shares                                      500

Preferred Stock:  $.0001 par; authorized
  50,000,000 shares; issued and outstanding
  - 15,000,000                                          1,500

Additional paid-in capital                              8,250

Deficit accumulated during development stage          (11,900)

Deferred compensation                                       0
                                                      -------
Total Stockholders' Equity (Deficit)                  ($1,650)
                                                      =======

Results of operations

Since inception on May 31, 2000, our Company was actively involved in developing a sterilizing process for dentistry. During this period its operations were limited to incorporation and organizational events and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by our Company during this period. On February 8, 2005, however, our Company changed its name and reorganized to conduct the business of providing an online gaming facility.

For the current fiscal year, our Company anticipates incurring a loss as a result of expenses associated with registration under the Securities and Exchange Act of 1934, and expenses associated with implementing our plan to make available our gaming system worldwide, as well as issuing licenses to organizations in Europe and elsewhere.

Need For Additional Financing

So far, our Company's director and officer has provided the necessary capital to maintain our operations since we were incorporated. Our Company believes its existing capital will be sufficient to cover the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Further, we anticipate our financial needs to increase substantially once we hire additional personnel, market and implement our technology around the world.

Projected finances

Our Company is expecting to grow within 12 months after the listing to 200,000 players online. Estimated income per player per month will be US$10.


ITEM 3.DESCRIPTION OF PROPERTY

Our  Company's registered office is Arcade at Royal Palm  1,  950
South  Pine  Island  Road, Suite 150A-106, Plantation  FL  33324.
From this location we receive mail and message forwarding service directed to our Toronto office.

Our  administrative  office  is  at  120  Eglinton  Avenue  East,
Toronto, Canada.

Games on Demand (Australia) Pty Ltd., an independent corporation, from whom we will purchase our Internet gaming facility is based in Perth, Western Australia, located in the city's premier building for web technology - the Queen Victoria Building. The building houses most of the state's internet service providers and can scale to future IT service requirements.

This office accords with the legal registration requirements of Australia's Securities Commission. The Company has a functioning technical equipment center and several games are operational on its website. Games on Demand (Australia) Pty Ltd. was the first Australian company to connect at a full gigabit to the Western Australia Internet Exchange (W.A.I.X.).


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

The   president  of  our  Company  and  director,   Paul   Hines,
beneficially  owns, controls and directs 4,640,169 common  shares
and   15,000,000   non-participating,  performance,   convertible
preferred stock.

As of February 8, 2005, our Company had 5,000,000 common shares issued and outstanding. The following table sets forth the ownership of our common stock as of this date, by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.


                     Name and Address                  Amount and              Nature       Percentage of
Class of Security    of Beneficial Owner         of Beneficial Ownership   Class of Stock   Voting Stock
-----------------    -------------------         -----------------------   --------------   -------------

Common Stock         Paul  Hines                        3,000,000               60%              90%
                     #500-120 Eglinton Ave. E.
                     Toronto, Ontario
                     M4P 1E2

Common Stock         Ship Island Investments            1,650,169               33%              33%
                     c/o Paul Hines
                     #500-120 Eglinton Ave. E.
                     Toronto, Ontario
                     M4P 1E2

Preferred Stock      Ship Island Investments           15,000,000              100%             100%

                     Management and director           19,650,169              193%             193%
                     as a group

Note:
  1. Preferred stock is non-participating, voting, and is convertible to common stock based on specific sales targets set for the Company. The first 10% (1500 shares) is convertible when the earnings per share reaches $1.00. The conversion could continue in 10% increments on the earnings per share rising above the $1.00 threshold. Another 10% can be converted at $1.20 and so forth. Performance criterion is established by the Board of Directors.
  2. There are no warrants, options or other rights to acquire securities outstanding to anyone at the date of this registration statement;
  3. Mr. Hines is the President of Ship Island Investments Ltd., a management company, and owns 100% of its stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

Our president and director, Paul Hines, controls approximately 95% of the stockholder voting rights. Accordingly he possesses control over our operations. This control may allow him to amend corporate filings, elect board members and substantially control all matters requiring approval of the shareholders, including approval of significant corporate transactions. If you become a shareholder in our Company, you may have no effective voice in our management.

The director and executive officer currently serving our Company is as follows:

President and Director

Name                     Age              Position Held
----                     ---              -------------

Paul Hines               59               President, Director


Officers hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the director and officer of our Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Our director and officer will devote time to our Company's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to our Company's affairs is not precisely known and is likely to vary substantially from month to month.

Paul Hines
President and director

Mr. Hines is the President, Chief Executive Officer, sole director and a founding shareholder of our Company. In 1972, he established Invenco Inc., a company which focused on creating and marketing new products. Five years later in 1977, Mr. Hines formed and owned Beaverton Wire & Metal Products Ltd. which produced wire ware. In 1981, he purchased, consolidated and managed all of the silversmiths in the central Toronto region under the name Sterling Image Silversmiths Ltd. He formed Greystone Credit S.A. in 1983, a finance company which arranged commercial loans and joint ventures with corporations. Having more than 20 years experience in business finance, development and consulting, Mr. Hines is currently President of Ship Island Investments Ltd., operating since 1990. Furthermore, he graduated from the University of British Columbia in 1972 with a Bachelor of Science degree in Applied Sciences, where he specialized in new product design, development and finance.

Liability and indemnification of directors and officers

Insofar  as  indemnification for liabilities  arising  under  the
Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Reference is hereby made to the provisions of the General Corporation Law of the State of Delaware which provides for indemnification of our directors and officers under certain circumstances. At present, we have not entered into individual indemnification agreements with our officers and/or directors. However, our Bylaws provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Delaware law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. Indemnification under our Bylaws is nonexclusive of any other right such persons may have under statute, agreement, or action of our Board of Directors or shareholders.

Involvement in certain legal proceedings

To the best of our knowledge, no officer, director, promoter or control person of our Company has been involved in any legal proceeding that would be material to an evaluation of the ability or integrity of such person in this capacity.


ITEM 6.  EXECUTIVE COMPENSATION

On May 31, 2000, Paul Hines, received 3,000,000 common shares in consideration for administrative and business development services. Additionally, 15,000,000 non-participating, performance, preferred stock were issued to Ship Island Investments on February 8, 2005, to be converted to common shares upon approval of the Board of Directors. No other officer or director has received shares. Although there is no current plan in existence, it is possible that we could adopt a plan to pay or accrue compensation to our officers and directors for services related to implementing our business plan. Our Company has no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

On February 10, 2005, the Company established a Stock Option Plan under which 125,000 shares of common are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors when the option is granted.

Our Board of Directors will administer the Plan. Our Board has the power to determine the terms of any options granted under the Plan, including the exercise price, the number of shares subject to the option, and conditions of exercise. Options granted under the Plan are generally not transferable, and each option is generally exercisable during the lifetime of the holder only by the holder. The exercise price of all incentive stock granted under the Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the granted date. Our Board of Directors approves the terms of each option. These terms are reflected in a written stock option agreement.

As of the date of this registration statement, there have been no stock options issued pursuant to the Plan and no warrants or other rights to acquire securities outstanding.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ship Island Investments, owned by Paul Hines, is a management company holding 1,650,169 common shares and 15,000,000 preferred shares in our Company. The common shares form a retained position to Ship Island Investments controlled by Paul Hines, owner and principal of our Company.


ITEM 8.  DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement.

General

We are authorized to issue 50,000,000 shares of common stock with a par value of $.0001 per share and 50,000,000 preferred shares with a par value of $.0001. As of February 8, 2005, 5,000,000 shares of common were issued and outstanding, 2,000,000 of which are retained by the founding shareholders of our Company. The remaining 3,000,000 shares of common stock (the `common stock') were issued to Paul Hines as well as 15,000,000 preferred shares that are convertible to common based on specific sales targets determined by the Board. Preference shares were issued for reorganization purposes.

From the 5,000,000 common shares issued and outstanding, the 2,000,000 shares of common stock retained by founding shareholders were pro-rated one (1) common share of Games on Demand for each thirty (30) shares of NatQuote Financial, Inc., the parent company. 3,000,000 shares of common stock remaining were issued to our President, Paul Hines.

The 15,000,000 shares of preferred stock are non-participating, voting, and convertible to common stock based on specific sales performance. The first 10% (1500 shares) is convertible at $1.00 earnings per share. The conversion progresses in 10% increments should earnings per share surpass the $1.00 threshold. Another 10% can be converted at $1.20 and so forth. Performance benchmarks are established by the Board of Directors.

Common stock

Our Articles of Incorporation authorize the issuance of up to 50,000,000 common shares with a par value of $.0001 per share. Each shareholder is entitled to one (1) vote for each share of common stock on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in Games on Demand's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     The holders of common stock:

     * have equal rights to dividends from funds legally available therefore, when and if declared by our Board of Directors;
     * are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up our affairs;
     * do not have preemptive rights, conversion rights, or redemption of sinking fund provisions;
     * are not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively.
Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Rights

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends. All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid at any time in cash, property or additional shares of common stock except when we are insolvent or when the payment thereof would render us insolvent subject to the laws of the State of Delaware. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Other Rights and Provisions

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. No other material rights are attached to our common shares. There is no provision in our Articles of Incorporation nor our Bylaws that would delay, defer or prevent a change of our control. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock. We have not issued any debt securities.

Preferred stock

The Board of Directors is authorized, without shareholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock while providing desirable flexibility for ongoing corporate purposes could have the effect of discouraging any major acquisition of our outstanding voting stock.

     The holders of preferred stock:

     * are entitled to conversion and redemption in the event of liquidation, dissolution or winding-up. Any conversion or redemption is satisfied with an equivalent number of preferred stock. Upon liquidation, dissolution or winding-up of our Company, the assets legally available for distribution to shareholders are distributable ratably among all shares outstanding which include the preferred shares at that time after payment of liquidation preferences, if any, and payment of other claims of creditors. Each preferred share outstanding upon completion hereof:

     * is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by owners of shares at meetings of our stockholders;

     * is NOT entitled to participate in dividends from funds legally available therefore;

     * is entitled to share ratably with holders of common stock in all assets available for distribution to holders of our stock upon liquidation, dissolution or winding up of our affairs; and

     * is entitled to convert each preferred share to one share of common stock

Stock option plan

On February 10, 2005, Games on Demand adopted a stock option plan under which officers, directors, consultants, advisors and employees may receive stock options. The aggregate number of shares that may be issued under the plan is 125,000 common. The purpose of the plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees of the company who will contribute to the Company's success, and to achieve long-term objectives that will inure to the benefit of all shareholders. Options granted under the plan will be either "incentive stock options", intended to qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986 or "unqualified stock options". For the purposes of the plan, the term "subsidiary" shall mean "subsidiary corporation", as such term is defined in section 424(f) of the Code, and "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

The plan will be administered by the Board of Directors who will set the terms under which options are granted. No options have been granted under the plan as of the date of this registration statement.

Shares eligible for future sale

Prior to this registration, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the availability of shares for sale, could adversely affect the prevailing market price of our common stock and our ability to raise capital through an offering of equity.

As of the date hereof, Games on Demand has 50,000,000 shares of common stock authorized, of which 5,000,000 are issued and outstanding. 50,000,000 shares of preferred stock are authorized. 5,000,000 shares of common stock held by current stockholders will become freely tradable without restrictions under the Securities Act of 1933 after the mandatory one year holding period from the date of issuance. An additional 125,000 shares of common stock are reserved for the 2005 Stock Option Plan and when issued will be subject to the requirements of Rule 144 of the Securities Act of 1933 unless qualified as free trading by further submissions by Games on Demand.

In general, under Rule 144 of the Securities Act of 1933 as currently in effect, a shareholder who has beneficially owned, for at least one year, shares privately acquired, directly or indirectly, from Games on Demand or from an affiliate of Games on Demand, and persons who are affiliates of Games on Demand who have acquired the shares in registered transactions, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of:

      i)   1% of the outstanding shares of our common stock; or

      ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act of 1933 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about Games on Demand. In general, under Rule 144K of the Securities Act of 1933, as currently in effect, a shareholder, who is not an affiliate of Games on Demand and who has beneficially owned such shares for at least two years, may be entitled to sell all of such shares without regard to the volume limitations of Rule 144 of the Securities Act of 1933, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests, on a discretionary basis, at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing shareholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

No predictions can be made with respect to the effect, if any, that public sales of common stock or the availability of shares for sale will have on the market price of the common stock after this registration becomes effective. Sales of substantial amounts of common stock in the public market following, or the perception that such sales may occur, could adversely affect the market price of the common stock or the ability of Games on Demand to raise capital through sales of its equity securities.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in the development and expansion of our business. Any decisions as to future payment of dividends will depend on our earnings, financial position and such other factors as the Board of Directors deems relevant.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not traded on any exchange. We plan to eventually seek listing on the NASDAQ Small Cap, once our registration statement has become effective, if ever. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed. On the date hereof there are no options or warrants to acquire any securities outstanding. As of the date hereof, there are approximately 540 shareholders of record of our common stock and one (1) shareholder of our preferred stock.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     i) that a broker or dealer approve a person's account for transactions in penny stocks; and
    ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     i) obtain financial information and investment experience and objectives of the person; and
    ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The  broker or dealer must also deliver, prior to any transaction
in   a  penny  stock,  a  disclosure  schedule  prepared  by  the
Commission  relating  to  the  penny  stock  market,  which,   in
highlight form:

     i) sets forth the basis on which the broker or dealer made the suitability determination;
    ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.


ITEM 2.LEGAL PROCEEDINGS

None


ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Financial Statements included in this registration statement  are
produced   by  management.   There  have  been  no   changes   or
disagreements with accountants.


ITEM 4.RECENT SALE OF UNREGISTERED SECURITIES

None

ITEM 5.INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar  as  indemnification for liabilities  arising  under  the
Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Reference is hereby made to the provisions of the General Corporation Law of the State of Delaware which provides for indemnification of our directors and officers under certain circumstances. At present, we have not entered into individual indemnification agreements with our officers and/or directors. However, our Bylaws provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Delaware law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. Indemnification under our Bylaws is nonexclusive of any other right such persons may have under statute, agreement, or action of our Board of Directors or shareholders.

                            PART F/S

You   should   read  carefully  all  the  information   in   this
registration, including these financial statements and their explanatory notes. Statements included in this report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this  report  and  elsewhere  may  include,  without  limitation,
statements   relating  to  our  plans,  strategies,   objectives,
expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act Introduction.


                 GAMES ON DEMAND INTERNATIONAL, INC.

                    (A DELAWARE CORPORATION)


                       FINANCIAL REPORTS
                               AT
                       FEBRUARY 28, 2005
                          (UNAUDITED)

               GAMES ON DEMAND INTERNATIONAL INC.
                   (FORMERLY HYGENITEK, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
                    (A DELAWARE CORPORATION)
                       PLANTATION, FLORIDA




                        TABLE OF CONTENTS



May 31, 2000 to February 28, 2005                             Page

Unaudited Report                                              F-2

Balance Sheet                                                 F-3

Statement of Changes in Stockholders' Equity (Deficit)        F-4

Statement of Operations                                       F-5

Statement of Cash Flows                                       F-6

                        UNAUDITED REPORT

           To the Board of Directors and Stockholders,
               Games On Demand International Inc:
                   (Formerly Hygenitek, Inc.)
                       Plantation, Florida






Following are the financial statements for Games On Demand International (Formerly Hygenitek, Inc) (A Development Stage Company) (A Delaware Corporation) as of February 28, 2005. Included are the balance sheet, the statements of operations, changes in stockholders' equity (deficit) and cash flows from the date of inception (May 31, 2000). These statements are the responsibility of the company's management.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Games On Demand International, Inc. (Formerly Hygenitek, Inc.) (A Development Stage Company) (A Delaware Corporation) as of February 28, 2005 and the results of its operations and its cash flows for the thirty-three months ended February 28, 2005, in conformity with accounting principles generally accepted in the United States of America.




/s/
Games On Demand International, Inc.
28-Feb-05

(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida



BALANCE SHEETS
=================================================================

                                                    28-Feb-05
                                                    ---------
    ASSETS
    Cash and Cash Equivalents                       $       0
                                                    ---------

    Total Assets                                    $       0
                                                    =========

    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

    Liabilities
    -----------
    Accrued Expenses                                $   1,650
                                                    ---------

    Total Liabilities                                   1,650

    Stockholders' Equity (Deficit)
      Common Stock:  $.0001 Par; 50,000,000
      Shares Authorized, 5,000,000 Issued and
      Outstanding                                         500
    Preferred Stock:  $.0001 Par; 50,000,000
      Shares Authorized, 15,000,000 Issued and
      Outstanding                                       1,500
    Additional Paid-In Capital                          8,250
    Deficit Accumulated During Development Stage      (11,900)
                                                    ---------

    Total Stockholders' Equity (Deficit)               (1,650)
                                                    ---------

    Total Liabilities and Stockholders'
      Equity (Deficit)                              $       0
                                                    =========


The accompanying notes are an integral part of these financial statements.

GAMES ON DEMAND INTERNATIONAL, INC.
(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
==================================================================================================================================

                                         Common Stock            Preferred Stock
                                     ($0.0001 Par Value)        ($0.0001 Par Value)                   Deficit
                                  -------------------------  ------------------------               Accumulated
                                                                                        Additional    During           Total
                                    Number                   Preferred                   Paid-In    Development    Stockholders'
                                  of Shares       Value       Shares        Value        Capital      Stage       Equity (Deficit)
----------------------------------------------------------------------------------------------------------------------------------

Balance, May 31, 2000                 --             --          --           --            --            --            --

Expenses Paid by Stockholder                                                                8,250                       8,250
----------------------------------------------------------------------------------------------------------------------------------
Net Loss for the Period                                                                                (11,900)        (9,900)
----------------------------------------------------------------------------------------------------------------------------------

Balance, February 28, 2005        5,000,000       $ 500      15,000,000     $1,500      $   8,250   $  (11,900)   $    (1,650)
==================================================================================================================================


The accompanying notes are an integral part of these financial statements.

GAMES ON DEMAND INTERNATIONAL, INC.
(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida

STATEMENT OF OPERATIONS
=================================================================

                                                    28-Feb-05
                                                    ---------

Revenues                                            $       0

Expenses
Legal and Professional                                  1,650
Transfer Agent                                          8,250
                                                    ---------
Total Expenses                                          9,900
                                                    ---------

Net Loss for the Period                            ($   9,900)
                                                    =========

Weighted Average Number of Common Shares
  Outstanding -- Basic and Diluted                  5,000,000

Net Loss per Common Share -- Basic and Diluted     ($   0.002)




The accompanying notes are an integral part of these financial statements.

GAMES ON DEMAND INTERNATIONAL, INC.
(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida

STATEMENT OF CASH FLOWS
=================================================================

                                                    28-Feb-05
                                                    ---------
Cash Flow from Operating Activities:

Net Loss for the Period                            ($   9,900)

Non-Cash Adjustments:
   Organization Costs                                   8,250

   Changes in Assets and Liabilities:
   Accrued Expenses                                     1,650

Net Cash Flows from Operating Activitiies                   0

Net Cash Flows from Investing Activities                    0

Net Cash Flows from Financing Activites                     0

Net Change in Cash and Cash Equivalents                     0

Cash and Cash Equivalents, Beginning of Period              0

Cash and Cash Equivalents, End of Period                    0

NON-CASH INVESTING AND FINANCING ACTIVITIES

Organization Costs Paid by Stockholders in
   Exchange for Common and Preferred Stock          $       0

Organization Costs Paid by Stockholders             $   8,250


The accompanying notes are an integral part of these financial statements.

GAMES ON DEMAND INTERNATIONAL, INC.
(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Note A -   The Company

      The Company was incorporated under the laws of the State of Delaware on May 31, 2000 as Hygenitek, Inc. The Company was formed for the purpose of developing, manufacturing and marketing a patented device that would sterilize water for lubricating dentist drills. On February 8, 2005, the Articles of Incorporation were amended to change the name of the Company to Games On Demand International, Inc. The Company incurred no cost upon terminating its previous business.

      Business Scope
      --------------
      This development stage company intends to operate an online competitive computer gaming facility with prizes.
      Future success depends on raising capital. There is no guarantee that such capital will be available on acceptable terms, if at all.


Note B -   Summary of Significant Accounting Policies

      Method of Accounting
      --------------------
      The company prepares its financial statements on the accrual basis, as it does in its books.

      Development Stage
      -----------------
      Having operated as a development stage company since its inception, activities have involved administrative, organizational matters and financial planning. These financial statements are in accordance with the Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

      Loss Per Common Share
      ---------------------
      Loss  per  common  share  is calculated  according  to  the
      Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in which the income or loss available to common stockholders is divided by the weighted average of common shares outstanding for the period.

      Use of Estimates
      ----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

      Organizational Costs
      --------------------
      Organizational costs represent management, consulting, legal, accounting and filing fees incurred to date in the formation of the company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

                                                      -continued-

GAMES ON DEMAND INTERNATIONAL, INC.
(FORMERLY HYGENITEK, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Plantation, Florida

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------


Note B  -   Summary of Significant Accounting Policies  -
            continued

      Income Taxes
      ------------
      The  Company  accounts for income taxes in accordance  with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability approach, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse. It gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The company had no material deferred tax assets or liabilities for the period. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against, due to uncertainty as to when or whether the tax benefit will be realized.

Note C -   Stockholders' Equity

      Common Stock
      ------------
      The company's securities are not registered under the Securities Act of 1933. No offering may be made which would constitute a "Public Offering" within the meaning of the Act unless the shares are registered pursuant to an effective registration statement under the Act. Stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the Company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

      Preferred Performance Stock
      ---------------------------
      The company has 15,000,000 issued and outstanding shares of preferred performance stock at a par value of $.0001 per share. These non-participating shares carry voting rights and can be converted into common stock based on a formula specified in this registration statement.

      Employee Stock Option Plan
      --------------------------
      On February 10, 2005 the Company established a Stock Option Plan under which 125,000 shares of common stock are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors when the option is granted.

                            PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit Number Exhibit Description

     3.1       Certificate of Incorporation dated May 31, 2000

     3.2       Certificate of Amendment dated February 4, 2005

     3.3       By-laws dated June 1, 2000

     1O.1      Stock Option Plan



                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing of Form 10-SB and authorized this registration statement to be signed on its behalf by the undersigned:

          Games on Demand International, Inc.


          /s/ Paul Hines
          ----------------------------------------
          By:   Paul Hines
          Date: April 21, 2005

Pursuant  to  the  requirements  of  the  Securities  Act,   this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

We, the undersigned officers and directors of Games on Demand International, Inc., hereby severally constitute and appoint our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

NAME                       POSITION                DATE

/s/ Paul Hines
------------------------
Paul Hines                 President, Director     April 21, 2005